FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Western Wind Energy Corp. (the “Issuer”) 632 Foster Avenue Coquitlam, British Columbia V3J 2L7

Item 2.	Date of Material Change

June 14, 2006

Item 3.	News Release

The Issuer issued a press release dated June 14, 2006. The press release was disseminated through Market News and Stockwatch.

Item 4. Summary of Material Change

The Issuer provided an update on its various projects and the status of its January 31, 2006 audit.

Item 5.	Full Description of Material Change

See the attached news release.

Acquisition of The Mesa Wind Project

The Issuer has been selected from a number of bidders to negotiate the acquisition of certain wind assets (the “Acquisition”) with PAMC Management Corporation, a Colorado corporation, AltaMesa Energy, LLC, a Colorado limited liability company, Mesa Wind Developers, a California joint venture, Enron Wind Systems, LLC, a California limited liability company, Zond-PanAero Windsystem Partners I, a California limited partnership and Zond-PanAero Windsystem Partners II, a California limited partnership (collectively, the “Vendors”), all of whom are at arms length to the Issuer.

The Acquisition comprises certain independently owned assets, including, rights of way from the Bureau of Land Management, a power purchase agreement with Southern California Edison (“SCE”), rights under an interconnection facilities agreement with SCE, roads, substations, other infrastructure, approximately 460 circa 1984 V-15 Vestas (65KW) wind turbines, as well as, all of the outstanding shares of PAMC Management Corporation (collectively, the “Mesa Wind Project”).

The cost of the Acquisition is US$14.5 million. No securities of the Issuer will be issued to the Vendors as part of the purchase price.

Pacific Hydro Limited (“PHL”) has agreed to provide a short term loan of approximately US$14.5 million in order for the Issuer to complete the acquisition of the Mesa Wind Project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the President of the Issuer, at 604-839-4192.

Item 9.	Date of Report

June 26, 2006